Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On August 13, 2018, Diamondback Energy, Inc. (Diamondback) and Energen Corporation (Energen) entered into a definitive merger agreement pursuant to which Diamondback will acquire Energen in an all-stock transaction initially valued at approximately $9.2 billion, including Energen’s net debt. On the terms and subject to the conditions contained in the merger agreement and upon the completion of the merger contemplated by the merger agreement, holders of eligible shares of Energen common stock will receive 0.6442 of a share of Diamondback common stock in exchange for each share of Energen common stock held.

The following unaudited pro forma condensed combined financial statements (which we refer to as the “unaudited pro forma condensed combined financial statements”) present the combination of the historical consolidated financial statements of Diamondback and Energen adjusted to give effect to the merger and related transactions. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2017, and for the nine months ended September 30, 2018, combine the historical statements of consolidated operations of Diamondback and Energen, giving effect to the merger and related transactions as if they had been consummated on January 1, 2017, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Diamondback and Energen as of September 30, 2018, giving effect to the merger as if it had been consummated on September 30, 2018. The historical consolidated financial statements of Energen have been adjusted to reflect certain reclassifications in order to conform to Diamondback’s financial statement presentation.

The unaudited pro forma financial statements reflect the following merger-related pro forma adjustments, based on available information and certain assumptions that Diamondback believes are reasonable:

•	Diamondback’s merger with Energen, which will be accounted for using the acquisition method of accounting, with Diamondback identified as the acquirer;

•	adjustments to conform the classification of expenses in Energen’s historical statements of operations to Diamondback’s classification for similar expenses;

•	adjustments to conform the classification of certain assets and liabilities in Energen’s historical balance sheet to Diamondback’s classification for similar assets and liabilities;

•	the assumption of liabilities for any transaction-related expenses; and

•	estimated tax impact of pro forma adjustments.

As of the date of this prospectus, Diamondback has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Energen assets to be acquired and the liabilities to be assumed and the related allocations of purchase price. A final determination of the fair value of Energen’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on the actual net tangible and intangible assets and liabilities of Energen that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the consideration to be paid by Diamondback upon the consummation of the merger will be determined based on the closing price of Diamondback’s common stock on the closing date of the merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements presented below. Diamondback estimated the fair value of Energen’s assets and liabilities based on discussions with Energen’s management, preliminary valuation studies, due diligence and information presented in Energen’s SEC filings. Until the merger is completed, both companies are limited in their ability to share certain information. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma balance sheet and/or statements of operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein. Assumptions and estimates underlying the adjustments to the unaudited pro forma condensed combined financial statements (which we refer to as the “pro forma adjustments”) are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to the transactions that are directly attributable to the merger, factually supportable and, with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of Diamondback and Energen following the merger. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the merger occurred on the dates indicated. Further, the unaudited pro forma financial statements do not purport to project the future operating results or financial position of the combined company following the merger.

The unaudited pro forma condensed combined financial statements, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue or other factors that may result as a consequence of the merger and, accordingly, do not attempt to predict or suggest future results. Specifically, the unaudited pro forma condensed combined statements of operations exclude projected synergies expected to be achieved as a result of the merger, nor do they include any associated costs that may be required to be incurred to achieve the identified synergies. The unaudited pro forma condensed combined statements of operations also exclude the effects of transaction costs associated with the merger, costs associated with any restructuring, integration activities or asset dispositions resulting from the merger and to the extent they occur, are expected to be non-recurring and will not have been incurred at the closing date of the merger. However, such costs could affect the combined company following the merger in the period the costs are incurred or recorded. Further, the unaudited pro forma condensed combined financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the merger.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the historical audited consolidated financial statements of Diamondback for the year ended December 31, 2017, included in Diamondback’s Annual Report on Form 10-K and incorporated by reference into this document;

•

the historical unaudited condensed consolidated financial statements of Diamondback as of and for the nine months ended September 30, 2018, included in Diamondback’s Quarterly Report on Form 10-Q and incorporated by reference into this document;

•

the historical audited consolidated financial statements of Energen for the year ended December 31, 2017, included in Energen’s Annual Report on Form 10-K and incorporated by reference into this document;

•

the historical unaudited consolidated financial statements of Energen as of and for the nine months ended September 30, 2018, included in Energen’s Quarterly Report on Form 10-Q and incorporated by reference into this document;

•	the risk factors described or incorporated by reference in the section entitled “Risk Factors” beginning on page 5.

Diamondback Energy, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2018

(in thousands)

	Diamondback Historical	Energen Historical	Reclass Adjustments			Pro Forma Adjustments			Diamondback Pro Forma Combined
Current assets:
Cash and cash equivalents	$508,446	$17,057	$—			$—			$525,503
Accounts receivable:
Joint interest and other	81,955		25,382	(a	)				107,337
Oil and natural gas sales	182,362		158,434	(a	)				340,796
Accounts receivable, net		183,816	(183,816)	(a	)				—
Inventories	14,815	28,652							43,467
Income tax receivable	—	6,762							6,762
Derivative instruments	—	4,226							4,226
Prepaid expenses and other	8,111	5,999				(1,769)	(f	)	12,341

Total current assets	795,689	246,512	—			(1,769)			1,040,432
Property and equipment:
Oil and natural gas properties, full cost method of accounting	10,818,378		9,633,250	(a	)	(341,571)	(d	)	20,110,057
Midstream assets	355,758		305,469	(a	)	(91,579)	(d	)	569,648
Other property, equipment and land	85,882		79,781	(a	)	(36,311)	(d	)	129,352
Accumulated depletion, depreciation, amortization and impairment	(2,545,412)		(4,623,392)	(a	)	4,623,392	(e	)	(2,545,412)

Net property and equipment	8,714,606	—	5,395,108			4,153,931			18,263,645
Oil and natural gas properties, successful efforts method
Proved properties		9,387,502	(305,469)	(a	)				—
			(9,082,033)	(a	)
Unproved properties		551,217	(551,217)	(a	)				—
Less accumulated depreciation, depletion and amortization		(4,587,082)	4,587,082	(a	)				—

Oil and natural gas properties, net		5,351,637	(5,351,637)			—			—
Other property and equipment, net		43,471	(43,471)	(a	)				—

Total property, plant and equipment, net		5,395,108	(5,395,108)						—
Funds held in escrow	62,034								62,034
Deferred tax asset	95,551								95,551
Investment in real estate, net	106,834								106,834
Other postretirement assets		2,590							2,590
Noncurrent income tax receivable, net		70,716							70,716
Other assets	31,859	9,112				(6,340)	(f	)	34,631

Total assets	$9,806,573	$5,724,038	$—			$4,145,822			$19,676,433

	Diamondback Historical	Energen Historical	Reclass Adjustments			Pro Forma Adjustments			Diamondback Pro Forma Combined
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable-trade	$85,869	$129,602	$—			$—			$215,471
Accrued capital expenditures	292,700	150,600							443,300
Other accrued liabilities	143,792	12,635	23,509	(a	)				273,352
			15,416	(a	)
						78,000	(g	)
Revenues and royalties payable	75,600	65,023							140,623
Derivative instruments	123,826	172,772							296,598
Accrued taxes		23,509	(23,509)	(a	)				—
Accrued wages and benefits		15,416	(15,416)	(a	)				—

Total current liabilities	721,787	569,557	—			78,000			1,369,344
Long-term debt	2,332,359	953,173				19,627	(d	)	3,305,159
						(425,000)	(f	)
						425,000	(f	)	—
Derivative instruments	5,931	57,457							63,388
Asset retirement obligations	23,897	94,722							118,619
Deferred income taxes	292,795	435,848				887,765	(d	)	1,616,408
Other long-term liabilities	7	5,398							5,405

Total liabilities	3,376,776	2,116,155	—			985,392			6,478,323
Commitments and contingencies
Stockholders’ equity:
Common stock	987	1,008				(1,008)	(h	)	987
Additional paid-in capital	5,464,542	1,405,227				(1,405,227)	(h	)	5,464,542
						6,846,313	(i	)	6,846,313
									—
Retained earnings	467,830	2,345,491				(2,345,491)	(h	)	467,830
						(78,000)	(g	)	(78,000)
Accumulated other comprehensive income, net of tax									—
Postretirement plans		482				(482)	(h	)	—
Deferred compensation plan		3,311				(3,311)	(h	)	—
Treasury Stock, at cost		(147,636)				147,636	(h	)	—

Total stockholders’ equity	5,933,359	3,607,883	—			3,160,430			12,701,672
Non-controlling interest	496,438								496,438

Total equity	6,429,797	3,607,883	—			3,160,430			13,198,110

Total liabilities and equity	$9,806,573	$5,724,038	$—			$4,145,822			$19,676,433

Diamondback Energy, Inc.

Unaudited Condensed Combined Pro Forma Statement of Operations

For the Nine Months Ended September 30, 2018

(in thousands, except per share amounts)

	Diamondback Historical	Energen Historical	Reclass Adjustments			Pro Forma Adjustments			Diamondback Pro Forma Combined
Revenues:
Oil sales	$1,334,349	$936,136	$—			$—			$2,270,485
Natural gas sales	40,557	48,590							89,147
Natural gas liquid sales	133,858	125,591							259,449
Lease bonus	2,250								2,250
Midstream services	26,658		598	(a	)	—			27,256
Other operating income	6,825		—						6,825
Loss on derivative instruments, net		(188,242)	188,242	(a	)				—

Total revenues	1,544,497	922,075	188,840			—			2,655,412
Costs and expenses:
Lease operating expenses	129,103	165,671	(9,973)	(a	)				266,078
			(19,321)	(a	)
			598	(a	)
Production and ad valorem taxes	93,042	72,505							165,547
Gathering and transportation	18,074		9,973	(a	)				28,047
Midstream services	48,515		19,321	(a	)				67,836
Depreciation, depletion and amortization	391,401	392,398				(392,398)	(e	)	721,290
						329,889	(j	)
Asset impairment		428				(428)	(c	)	—
Exploration		3,420				(3,420)	(c	)	—
General and administrative expenses	45,039	73,756							118,795
Asset retirement obligation accretion	1,107	4,704							5,811
Other operating expense	2,416								2,416
Gain on sale of assets and other, net		(34,027)				33,495	(b	)	(532)

Total costs and expenses	728,697	678,855	598			(32,862)			1,375,288

Income (loss) from operations	815,800	243,220	188,242			32,862			1,280,124
Other income (expense):
Interest expense, net	(49,345)	(32,601)				1,350	(k	)	(80,596)
Other income, net	89,170	693							89,863
Loss on derivative instruments, net	(139,305)		(188,242)	(a	)				(327,547)
Gain on revaluation of investment	5,165								5,165

Total other income (expense)	(94,315)	(31,908)	(188,242)			1,350			(313,115)

Income before income taxes	721,485	211,312	—			34,212			967,009
Provision for income taxes	82,750	50,695				7,387	(l	)	140,832

Net income	638,735	160,617	—			26,825			826,177
Net income attributable to non-controlling interest	99,723								99,723

Net income attributable to Diamondback Energy, Inc.	$539,012	$160,617	$—			$26,825			$726,454

Earnings per common share:
Basic	$5.47								$4.50
Diluted	5.45								4.49
Weighted average common shares outstanding:
Basic	98,603					62,978	(m	)	161,581
Diluted	98,820					62,978	(m	)	161,798
Dividends declared per share	$0.375								$—

Diamondback Energy, Inc.

Unaudited Condensed Combined Pro Forma Statement of Operations

For the Year Ended December 31, 2017

(in thousands, except per share amounts)

	Diamondback Historical	Energen Historical	Reclass Adjustments			Pro Forma Adjustments			Diamondback Pro Forma Combined
Revenues:
Oil sales	$1,044,017	$814,470	$—			$—			$1,858,487
Natural gas sales	52,210	74,670							126,880
Natural gas liquid sales	90,048	98,298							188,346
Lease bonus	11,764								11,764
Midstream services	7,072		630	(a	)				10,249
			2,547	(a	)
Loss on derivative instruments, net		(26,393)	26,393	(a	)				—

Total revenues	1,205,111	961,045	29,570			—			2,195,726
Costs and expenses:
Lease operating expenses	126,524	183,697	(14,766)	(a	)				286,878
			630	(a	)
			(9,207)	(a	)
Production and ad valorem taxes	73,505	59,447							132,952
Gathering and transportation	12,834		9,207	(a	)				22,041
Midstream services	10,409		14,766	(a	)				25,175
Depreciation, depletion and amortization	326,759	483,376	—			(483,376)	(e	)	680,487
						353,728	(j	)
Asset impairment		1,671	—			(1,671)	(c	)	—
Exploration		10,075	—			(10,075)	(c	)	—
General and administrative expenses	48,669	84,823							133,492
Asset retirement obligation accretion	1,391	5,831							7,222
Gain on sale of assets and other, net		(13,011)	2,547	(a	)	509	(b	)	(9,955)

Total costs and expenses	600,091	815,909	3,177			(140,885)			1,278,292

Income from operations	605,020	145,136	26,393			140,885			917,434
Other income (expense):
Interest expense, net	(40,554)	(38,366)				(3,712)	(k	)	(82,632)
Other income, net	10,235	617							10,852
Loss on derivative instruments, net	(77,512)		(26,393)	(a	)				(103,905)

Total other income (expense)	(107,831)	(37,749)	(26,393)			(3,712)			(175,685)

Income before income taxes	497,189	107,387	—			137,173			741,749
Benefit from income taxes	(19,568)	(199,441)				37,551	(l	)	(181,458)

Net income	516,757	306,828	—			99,622			923,207
Net income attributable to non-controlling interest	34,496								34,496

Net income attributable to Diamondback Energy, Inc.	$482,261	$306,828	$—			$99,622			$888,711

Earnings per common share:
Basic	$4.95								$5.54
Diluted	4.94								5.53
Weighted average common shares outstanding:
Basic	97,458					62,978	(m	)	160,436
Diluted	97,688					62,978	(m	)	160,666

NOTES TO UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The unaudited pro forma condensed combined financial information has been derived from the historical consolidated financial statements of Diamondback and Energen. Certain of Energen’s historical amounts have been reclassified to conform to Diamondback’s financial statement presentation. The unaudited pro forma combined balance sheet as of September 30, 2018 gives effect to the merger as if the merger had been completed on September 30, 2018. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017, and the nine months ended September 30, 2018, give effect to the merger as if the merger had been completed on January 1, 2017.

The unaudited pro forma condensed combined financial statements reflect pro forma adjustments that are detailed in the accompanying notes and are based on available information and certain assumptions that Diamondback believes are reasonable; however, actual results may differ from those reflected in these statements. In Diamondback’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The following unaudited pro forma condensed combined statements do not purport to represent what the combined company’s financial position or results of operations would have been if the transaction had actually occurred on the dates indicated above, nor are they indicative of Diamondback’s future financial position or results of operations. These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Diamondback and Energen for the periods presented which are incorporated by reference in this registration statement.

Note 2. Unaudited Pro Forma Condensed Combined Balance Sheet

The merger will be accounted for using the acquisition method of accounting for business combinations. The allocation of the preliminary estimated purchase price is based upon management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed as of September 30, 2018 using currently available information. Due to the fact that the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on financial position and results of operations may differ significantly from the pro forma amounts included herein. Diamondback expects to finalize its allocation of the purchase consideration as soon as practicable after completion of the merger.

The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to:

•

changes in the estimated fair value of the Diamondback common stock consideration transferred to Energen stockholders, based on Diamondback’s share price and the number of Energen shares outstanding at the closing date of the merger;

•

changes in the estimated fair value of Energen’s assets acquired and liabilities assumed as of the date of the closing, which could result from changes in future oil and natural gas commodity prices, reserve estimates, interest rates, discount rates and other factors;

•	the tax bases of Energen’s assets and liabilities as of the closing date of the merger; and

•	the factors described or incorporated by reference in the section entitled “Risk Factors” on page 5.

The preliminary consideration to be transferred, fair value of assets acquired and liabilities assumed and resulting goodwill expected to be recorded is as follows:

Preliminary Purchase Price Allocation (in thousands)
Consideration:
Fair value of Diamondback’s common stock to be issued (1)	$6,846,313

Total consideration	6,846,313
Fair value of liabilities assumed:
Current Liabilities	569,557
Long-term debt	972,800
Deferred income taxes	1,323,613
Other long-term liabilities	157,577

Amount attributable to liabilities assumed	3,023,547
Fair value of assets acquired:
Cash and cash equivalents	17,057
Other current assets	227,686
Oil and natural gas properties	9,291,679
Midstream assets	213,890
Other property, equipment and land	43,470
Other long term assets	76,078

Amount attributable to assets acquired	9,869,860

Goodwill as of September 30, 2018	$—

(1)	Based on Diamondback 62,977,765 common shares at $108.71 per share (closing price as of November 14, 2018).

As a result of the merger, each eligible share of Energen common stock (other than cancelled shares and dissenting shares) issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.6442 of a share of Diamondback common stock, with cash in lieu of any fractional shares.

From August 13, 2018, the last trading date prior to the transaction’s initial announcement, to November 14, 2018, the preliminary value of Diamondback’s merger consideration to be transferred had decreased by approximately $3.2 billion, as a result of the decrease in the share price for Diamondback’s common stock from $131.87 to $108.71. The final value of total merger consideration paid by Diamondback will be determined based on the actual number of Diamondback shares issued and the market price of Diamondback’s common stock at the effective time of the merger. A ten percent increase or decrease in the closing price of Diamondback’s common stock, as compared to the November 14, 2018 closing price of $108.71, would increase or decrease the total consideration by approximately $684.6 million, assuming all other factors are held constant.

Note 3. Pro Forma Adjustments

The following adjustments have been made to the accompanying unaudited pro forma condensed combined financial statements:

(a)	The following reclassifications were made as a result of the transaction to conform to Diamondback’s presentation:

Pro Forma Condensed Combined Balance Sheet as of September 30, 2018:

•

Reclassification of approximately $158.4 million between Accounts receivable, net and Oil and natural gas sales and a reclassification of approximately $25.4 million between Accounts receivable, net and Joint interest and other to conform Energen’s presentation to Diamondback’s presentation;

•	Reclassification of approximately $305.5 million for certain salt water disposal and gathering assets of Energen from Proved properties to Midstream Assets;

•

Reclassification of approximately $43.5 million for certain other assets of Energen from Other property and equipment, net to Other property, equipment and land for $79.8 million and accumulated depletion, amortization and impairment for $(36.3) million;

•	Reclassification of approximately $23.5 million for certain accrued liabilities of Energen from Accrued taxes to other accrued liabilities;

•	Reclassification of approximately $15.4 million certain accrued liabilities of Energen from Accrued wages and benefits to Other accrued liabilities; and

•

Reclassification of approximately $9.1 billion from Proved properties and $551.2 million from Unproved properties under successful efforts method of accounting to Oil and Natural Gas Properties, full cost method of accounting.

•

Reclassification of $4.6 billion from Accumulated depreciation, depletion and amortization under the successful efforts method of accounting to Accumulated depletion, depreciation, amortization and impairment under the full cost method of accounting.

Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2018:

•	Reclassification of approximately $188.2 million for Energen’s Loss on derivative investments, net from Revenue to Other Income;

•	Reclassification of approximately $10.0 million for Energen’s transportation expense from Lease operating expense to Gathering and Transportation;

•	Reclassification of approximately $19.3 million for Energen’s Lease operating expenses to Midstream services; and

•	Reclassification of approximately $0.6 million for Energen’s Lease operating expenses to Midstream services, revenue.

Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2017:

•	Reclassification of approximately $26.4 million for Energen’s Loss on derivative investments, net from Revenue to Other Income;

•	Reclassification of approximately $9.2 million for Energen’s Lease operating expenses to Gathering and transportation;

•	Reclassification of approximately $14.8 million for Energen’s Lease operating expenses to Midstream services;

•	Reclassification of approximately $0.6 million for Energen’s Lease operating expenses to Midstream services, revenue; and

•	Reclassification of approximately $2.5 million for Energen’s Gain on sale of assets and other, net to Midstream services, revenue.

(b)	Adjustment to eliminate Energen’s Gain on sale of assets which were recorded under the successful efforts method of accounting in accordance with the full cost method of accounting;

(c)

Adjustment to eliminate Energen’s asset impairment and exploration costs which were recorded in accordance with the successful efforts method of accounting from operating expense in accordance with the full cost method of accounting. Diamondback does not expect to record any impairment for the year ended December, 31, 2017 and the nine months ended September 30, 2018 related to Energen under the full cost method of accounting.

(d)

The allocation of the estimated fair value of consideration transferred (based on the closing price of Diamondback common shares as of November 14, 2018) to the estimated fair value of the assets acquired and liabilities assumed resulted in the following purchase price allocation adjustments:

•	approximately $341.6 million net decrease in Energen’s gross book basis of Oil and natural gas properties to reflect them at fair value;

•	approximately $0.9 billion net increase in Deferred tax liabilities associated with the transaction.

•	approximately $91.6 million net decrease in Midstream assets associated with the transaction; and

•	approximately $19.6 million net increase to Energen’s senior notes to record them at fair value;

(e)	Adjustment to eliminate Energen’s historical depreciation, depletion, amortization and impairment which were recorded under the successful efforts method of accounting.

(f)	The following adjustments were made to eliminate Energen’s outstanding credit facility balance using borrowings under Diamondback’s credit facility:

•	approximately $425.0 million of borrowings under Diamondback’s existing credit facility to repay Energen’s remaining credit facility balance; and

•	approximately $1.8 million from Prepaid expenses and other and $6.3 million from Other assets to eliminate Deferred loan costs related to Energen’s credit facility.

(g)

Reflects the impact of estimated transaction costs of $78 million related to the merger, including underwriting, severance, banking, legal and accounting fees that are not capitalized as part of the transaction. The costs are not reflected in the historical September 30, 2018 consolidated balance sheets of Diamondback and Energen, but are reflected in the pro forma condensed combined balance sheet as an increase to Other current liabilities as they will be expensed by Diamondback and Energen as incurred. These amounts and their corresponding tax effect have not been reflected in the pro forma condensed combined statements of operations due to their nonrecurring nature.

(h)	Reflects the elimination of Energen’s historical equity balances in accordance with the acquisition method of accounting.

(i)

Reflects the estimated increase in Diamondback’s Common stock and Additional paid-in capital resulting from the issuance of Diamondback common shares to Energen stockholders to affect the transaction as follows (in thousands, except per share amounts):

Shares of Diamondback common stock to be issued	62,978
Closing price per share of Diamondback common stock on November 14, 2018	$108.71
Total fair value of shares of Diamondback common stock to be issued	$6,846,313
Increase in Diamondback common stock ($0.001 par value per share) as of November 14, 2018	—

Increase in Diamondback additional paid-in capital as of September 30, 2018	$6,846,313

(j)	Adjustment to record pro forma oil and natural gas related depletion calculated in accordance with the full cost method of accounting.

(k)	The following adjustments were made to reflect pro forma changes in Interest:

Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2018 :

•

approximately $1.4 million increase related to the change in interest rate calculated on the borrowings under Diamondback’s existing credit facility after the repayment of Energen’s credit facility balance of $425 million.

Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2017:

•

approximately $3.7 million net increase related to the change in interest rate calculated on the borrowings under Diamondback’s existing credit facility after the repayment of Energen’s credit facility balance of $301 million.

(l)

Reflects the income tax effect of pro forma adjustments presented. The tax rate applied was the estimated combined statutory rate of 21.5925% for the nine months ended September 30, 2018. The pro forma adjustments to income tax benefit for the year ended December 31, 2017 consisted solely of deferred taxes and therefore the tax rate applied was the estimated combined statutory rate of 21.5925%.

(m)	Reflects Diamondback’s shares estimated to be issued to Energen shareholders.

Note 4. Unusual events:

For the year ended December 31, 2017

Income tax benefit. Diamondback recorded an income tax benefit of $181.5 million, which included discrete provisional income tax benefits of approximately $315.7 million related to the enactment of the Tax Cuts and Jobs Act. For additional information, see Note 12 of the Notes to Consolidated Financial Statements included in “Item 8. Financial Statements and Supplementary Data” of Diamondback’s Annual Report on Form 10-K for the year ended December 31, 2017 incorporated herein by reference.

For the nine months ended September 30, 2018

None

Note 5. Supplemental Pro Forma Oil and Natural Gas Reserves Information

The following tables present the estimated pro forma condensed combined net proved developed and undeveloped oil, natural gas and NGL reserves as of December 31, 2017, along with a summary of changes in the quantities of net remaining proved reserves during the year ended December 31, 2017. The pro forma reserve information set forth below gives effect to the merger as if the merger had been completed on January 1, 2017.

	Oil (MBbls)
	Diamondback Historical	Energen Historical	Diamondback Pro Forma Combined
As of December 31, 2016	139,174	199,575	338,749
Extensions and discoveries	99,980	66,304	166,284
Revisions of previous estimates	(7,715)	7,903	188
Purchase of reserves in place	24,322	179	24,501
Divestitures	(1,163)	0	(1,163)
Production	(21,417)	(16,951)	(38,368)

As of December 31, 2017	233,181	257,010	490,191

Proved Developed Reserves:
December 31, 2016	79,457	101,202	180,659
December 31, 2017	141,246	143,907	285,153
Proved Undeveloped Reserves:
December 31, 2016	59,717	98,373	158,090
December 31, 2017	91,935	113,103	205,038

	Natural Gas Liquids (MBbls)
	Diamondback Historical	Energen Historical	Diamondback Pro Forma Combined
As of December 31, 2016	37,134	58,046	95,180
Extensions and discoveries	20,825	23,098	43,923
Revisions of previous estimates	(1,466)	14,853	13,387
Purchase of reserves in place	2,633	37	2,670
Divestitures	(461)	0	(461)
Production	(4,056)	(5,255)	(9,311)

As of December 31, 2017	54,609	90,779	145,388

Proved Developed Reserves:
December 31, 2016	22,080	29,767	51,847
December 31, 2017	35,412	52,882	88,294
Proved Undeveloped Reserves:
December 31, 2016	15,054	28,279	43,333
December 31, 2017	19,198	37,897	57,095

	Natural Gas (MMcf)
	Diamondback Historical	Energen Historical	Diamondback Pro Forma Combined
As of December 31, 2016	174,896	352,248	527,144
Extensions and discoveries	109,032	156,461	265,493
Revisions of previous estimates	(10,065)	102,107	92,042
Purchase of reserves in place	34,640	201	34,841
Divestitures	(2,474)	0	(2,474)
Production	(20,660)	(33,528)	(54,188)

As of December 31, 2017	285,369	577,489	862,858

Proved Developed Reserves:
December 31, 2016	105,399	187,117	292,516
December 31, 2017	190,740	342,616	533,356
Proved Undeveloped Reserves:
December 31, 2016	69,497	165,131	234,628
December 31, 2017	94,629	234,873	329,502

The pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves as of December 31, 2017 is as follows (in thousands):

	As of December 31, 2017
	Diamondback Historical	Energen Historical		Diamondback Pro Forma Combined
Future cash inflows	$12,921,897	$15,531,237		$28,453,134
Future development costs	(1,123,979)	(2,077,918)		(3,201,897)
Future production costs	(2,994,877)	(4,467,989	)(1)	(7,462,866)
Future production taxes	(928,891)	—		(928,891)
Future income tax expenses	(83,961)	(1,381,999)		(1,465,960)

Future net cash flows	7,790,189	7,603,331		15,393,520
10% discount to reflect timing of cash flows	(4,033,130)	(4,283,536)		(8,316,666)

Standardized measure of discounted future net cash flows	$3,757,059	$3,319,795		$7,076,854

(1)	Energen’s historical future production costs includes future production tax in an amount of $809.8 million.

The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the year ended December 31, 2017 are as follows (in thousands):

	Year Ended December 31, 2017
	Diamondback Historical	Energen Historical	Diamondback Pro Forma Combined
Standardized measure of discounted future net cash flows at the beginning of the period	$1,711,413	$1,349,807	$3,061,220
Sales of oil and natural gas, net of production costs	(986,246)	(788,130)	(1,774,376)
Purchase of minerals in place	428,324	3,769	432,093
Extensions and discoveries, net of future development costs	1,791,686	1,492,562	3,284,248
Previously estimated development costs incurred during the period	190,121	148,534	338,655
Net changes in prices and production costs	577,781	659,802	1,237,583
Changes in estimated future development costs	(52,908)	(86,642)	(139,550)
Revisions of previous quantity estimates	(98,857)	389,684	290,827
Accretion of discount	174,185	149,664	323,849
Net change in income taxes	(9,074)	(256,778)	(265,852)
Net changes in timing of production and other	30,634	257,523	288,157

Standardized measure of discounted future net cash flows at the end of the period	$3,757,059	$3,319,795	$7,076,854